Exhibit 99.1

Seanergy Maritime Announces Successful Delivery of a Japanese Capesize Vessel and Two New Time Charter Agreements with Costamare Bulkers Inc.

June 13, 2024 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today the delivery of a previously-announced Capesize vessel acquisition, the M/V Iconship (the “Vessel”), and the simultaneous commencement of its time charter (“T/C”) employment. The Vessel is a 181,392 dwt Capesize bulk carrier, built in 2013 by Imabari Shipbuilding Co., Ltd., in Japan.

Delivery and New T/C for M/V Iconship

The M/V Iconship has been fixed on a time-charter with Costamare Bulkers Inc. (“Costamare”), with a duration of about 22 months. The daily hire is based at a premium over the Baltic Capesize Index (“BCI”), and the T/C is expected to commence promptly. The Company has the option to convert the daily hire from index-linked to fixed for a period of 2 to 12 months based on prevailing Capesize Forward Freight Agreement  (“FFA”) curve. As previously announced, the acquisition of the vessel has been financed with cash on hand and proceeds from a new sale and leaseback agreement.

New T/C for M/V Lordship

The M/V Lordship, a 178,838 dwt scrubber-fitted Capesize dry bulk vessel built in 2010, has also been fixed on a T/C with Costamare. The T/C is expected to commence around the end of July, following the vessel’s scheduled drydocking, for a period of about 22 months. The daily hire will be based on the 5 T/C routes of the BCI, while the Company has the option to convert the daily hire from index-linked to fixed for a minimum period of 2 months to a maximum of 12 months based on the prevailing Capesize FFA curve. Seanergy will also receive the majority of the benefit from the scrubber profit-sharing scheme based on the price difference between high-sulfur and low-sulfur fuel.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce the addition of another high-quality Japanese Capesize vessel to our Company, further enhancing our presence in the sector and reaffirming our commitment to growing our fleet. We are also very pleased with the initiation of our commercial relationship with a quality operator like Costamare on the back of period employment contracts for the M/Vs Iconship and Lordship.

“Our fleet is 100% under period employment, with index-linked T/Cs, while the embedded option to convert the floating rates to fixed will further support our hedging strategy which has allowed us to outperform the market on several occasions over the recent years.

“We are advancing our position as a leading pure-play Capesize ship-owner and we maintain our long-term conviction that a strategic focus on Capesize vessels will deliver sustained strong returns. This is because of their current earnings power and the long-term market fundamentals, which are supported by the limited newbuilding orderbook and what seems to be sustained demand for major raw materials.  The delivery of the M/V Iconship is therefore well-timed and further enables us to capitalize on what we believe to be favorable market conditions.

“Seanergy continues to execute a clear strategy, building on our quality fleet of Capesize vessels, our robust operational structure and consistent capital allocation strategy, focusing predominantly on shareholder rewards and sustainable growth.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Including the newly delivered M/V Iconship, the Company’s operating fleet consists of 18 vessels (1 Newcastlemax and 17 Capesize) with an average age of approximately 13.2 years and an aggregate cargo carrying capacity of approximately 3,236,212 dwt. Upon completion of the delivery of the previously announced Capesize vessel acquisition, the Company’s operating fleet will consist of 19 vessels (1 Newcastlemax and 18 Capesize) with an aggregate cargo carrying capacity of approximately 3,417,608 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to market trends and vessels we have agreed to acquire. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Israel and Hamas and Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com